UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 81243 / July 27, 2017

Admin. Proc. File No. 3-17882

In the Matter of

SHALLBETTER INDUSTRIES, INC.,
PHOENIX HYDRO INTERNATIONAL, INC.,
VANPORT ACQUISITION II, CORP., and
VANPORT ACQUISITION III, CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Shallbetter Industries, Inc., Phoenix Hydro International, Inc., Vanport Acquisition II, Corp., or Vanport Acquisition III, Corp., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Shallbetter Industries, Inc., Phoenix Hydro International, Inc., Vanport Acquisition II, Corp., and Vanport Acquisition III, Corp.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered

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[1]   17 C.F.R. § 201.360(d).

[2]   *Shallbetter Indus., Inc., Phoenix Hydro Int'l, Inc., Vanport Acquisition II, Corp., and Vanport Acquisition III, Corp.,* Initial Decision Rel. No. 1133 (May 10, 2017), 116 SEC Docket 14, 2017 WL 1951491. The Central Index Key number are: 1121260 for Shallbetter Industries, Inc.; 1396638 for Phoenix Hydro International, Inc.; 1556249 for Vanport Acquisition II, Corp.; and 1556248 for Vanport Acquisition III, Corp.

securities of Shallbetter Industries, Inc., Phoenix Hydro International, Inc., Vanport Acquisition II, Corp., and Vanport Acquisition III, Corp., are revoked. The revocation is effective as of July 28, 2017.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 1133
ADMINISTRATIVE PROCEEDING
File No. 3-17882

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of SHALLBETTER INDUSTRIES, INC., PHOENIX HYDRO INTERNATIONAL, INC., VANPORT ACQUISITION II, CORP., and VANPORT ACQUISITION III, CORP.	INITIAL DECISION ON DEFAULT May 10, 2017

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On March 16, 2017, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission under Section 12(g) of the Exchange Act and are delinquent in their periodic filings. Respondents were served with the OIP, and their answers were due by April 3, 2017. *Shallbetter Indus., Inc.*, Admin. Proc. Rulings Release No. 4750, 2017 SEC LEXIS 1134 (ALJ Apr. 14, 2017). No answers were filed. *Id.* I held a prehearing conference on April 13, 2017, at which counsel for the Division of Enforcement appeared. Respondents did not appear. Following the prehearing conference, I issued an order for Respondents to show cause by April 24, 2017, why the registrations of their securities should not be revoked by default. *Id.* To date, no Respondent has filed an answer or responded to the order to show cause.

Respondents are in default for failing to file answers, respond to the order to show cause, participate in the prehearing conference, or otherwise defend the proceeding. OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, I deem the allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

Findings of Fact

Shallbetter Industries, Inc., Central Index Key (CIK) No. 1121260, is a dissolved Minnesota corporation located in Honolulu, Hawaii, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic

filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended September 30, 2005, which reported a net loss of $718,308 for the prior twelve months.

Phoenix Hydro International, Inc., CIK No. 1396638, is a dissolved Arizona corporation located in Tempe, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-12G on June 21, 2012.

Vanport Acquisition II, Corp., CIK No. 1556249, is a void Delaware corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10SB12G registration statement on August 22, 2012, which reported a net loss of $188 from its June 26, 2012, inception to June 30, 2012.

Vanport Acquisition III, Corp., CIK No. 1556248, is a void Delaware corporation located in Newport Beach, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10SB12G registration statement on August 22, 2012, which reported a net loss of $188 from its June 26, 2012, inception to June 30, 2012.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998). By failing to timely file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for a hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. 15 U.S.C § 78*l*(j). In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). The violations are recurrent in that Shallbetter Industries failed to file any periodic reports since 2005, and Phoenix Hydro International, Vanport Acquisition II, and Vanport Acquisition III failed to file periodic reports since 2012. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondents are culpable because they knew, or should have known, of their obligations to file periodic reports. *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, they forfeited an opportunity to show they made efforts to remedy their past violations or to offer any assurance against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Shallbetter Industries, Inc., Phoenix Hydro

International, Inc., Vanport Acquisition II, Corp., and Vanport Acquisition III, Corp., are REVOKED.[1]

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. This initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

A respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge

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[1] This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.